================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              OPEN TEXT CORPORATION


                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                                    683715106
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                               (Name, Address and
                                    Telephone
                                    Number of
                      Person Authorized to Receive Notices
                               and Communications)
                               ------------------

                                November 22, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

683715106                                                          Page  2 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [-]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,349,813
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,349,813
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,349,813
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO

683715106                                                          Page  3 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP (Bermuda) Limited
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [-]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,349,813
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,349,813
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,349,813
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO

683715106                                                          Page  4 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners (Bermuda), L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [-]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,349,813
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,349,813
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,349,813
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN

683715106                                                          Page  5 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [-]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,349,813
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,349,813
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,349,813
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO

683715106                                                          Page  6 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [-]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,349,813
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,349,813
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,349,813
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN

683715106                                                          Page  7 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [-]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,349,813
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,349,813
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,349,813
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN

683715106                                                          Page  8 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [-]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,349,813
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,349,813
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,349,813
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO

683715106                                                          Page  9 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated February 13, 2004, with respect to the common shares, no par value (the "Shares"), of Open Text Corporation, an Ontario corporation (the "Company"). The address of the principal executive office of the Company is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic LLC, a Delaware limited liability company formerly known as General Atlantic Partners, LLC ("GA"), GAP (Bermuda) Limited ("GAP Bermuda GenPar"), General Atlantic Partners (Bermuda), L.P., a Bermuda limited partnership ("GAP LP"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II"), GAPCO GmbH & Co. KG, a German limited partnership ("KG") and GAPCO Management GmbH, a German corporation ("GmbH Management" and collectively with GA, GAP Bermuda GenPar, GAP LP, GapStar, GAPCO II and KG, the "Reporting Persons"). The Reporting Persons (other than GAP LP, GAP Bermuda GenPar, KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. GAP LP and GAP Bermuda GenPar are located at Clarendon House, Church Street, Hamilton HM 11, Bermuda. KG and GmbH Management are located c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GAP Bermuda GenPar is the general partner of GAP LP. GA is the sole member of GapStar. GmbH Management is the general partner of KG. The Managing Directors of GA are Steven A. Denning (Chairman), William E. Ford (President), Peter L. Bloom, Mark F. Dzialga, Klaus Esser, Vince Feng, William O. Grabe, Abhay Havaldar, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas and Florian Wendelstadt (collectively, the "GA Managing Directors"). The general partners of GAPCO II are GA Managing Directors. Each of the GA Managing Directors is a director and a senior executive officer of GAP Bermuda GenPar. The GA Managing Directors are also authorized and empowered to vote and dispose of the securities held by KG and GmbH Management. The business address of each of the GA Managing Directors (other than Messrs. Esser, Feng, Havaldar, Kelly, Tinsley and Wendelstadt) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Feng is 18/F One International Finance Centre, 1 Harbour View Street, Central Hong Kong. The business address of Mr. Havaldar is Room 222, The Taj Mahal Hotel, Apollo Bunder, Mumbai 400 001, India. The business address of Mr. Kelly is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 2401 Pennsylvania Ave. N.W., Washington, D.C. 20037. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. Each of the GA Managing Directors, other than Messrs. Esser, Havaldar, Kern and Wendelstadt, is a citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Feng is a citizen of the United States and Taiwan; and Mr. Havaldar is a citizen of India. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unchanged

ITEM 4. PURPOSE OF TRANSACTION.

Unchanged

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of November 22, 2005, GA, GAP LP, GAP Bermuda GenPar, GapStar, GAPCO II, KG and GmbH Management each own of record no Shares, 2,040,630 Shares, no Shares, 152,554 Shares, 153,345 Shares, 3,284 Shares and no Shares respectively, or 0.0%, 4.2%, 0.0%, 0.3%, 0.3%, 0.0% and 0.0%, respectively, of the Company's issued and outstanding Shares.

By virtue of the fact that (i) GAP Bermuda GenPar is the general partner of GAP LP, (ii) GA is the sole member of GapStar, (iii) the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II are GA Managing Directors and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each owns of record. As of November 22, 2005, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,349,813 Shares, or 4.8% of the Shares.

683715106                                                         Page  10 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,349,813 Shares that may be deemed to be owned beneficially by each of them.

(c) Except as set forth in this paragraph (c), to the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days. On each of the dates set forth below, GAP LP, GapStar, GAPCO II and KG sold on the open market the following number of Shares for the aggregate proceeds listed below, which, in the aggregate, amount to over 1% of the Shares outstanding as of October 31, 2005:


                                     GAP LP

    -------------------------------------------------------------------------
              DATE         SHARES SOLD      PRICE PER SHARE         PROCEEDS
    -------------------------------------------------------------------------
    November 21, 2005          175,334               $15.21    $2,666,902.15
    -------------------------------------------------------------------------
    November 22, 2005          384,712               $15.29    $5,883,296.17
    -------------------------------------------------------------------------

                                     GAPSTAR

    -------------------------------------------------------------------------
              DATE         SHARES SOLD      PRICE PER SHARE         PROCEEDS
    -------------------------------------------------------------------------
    November 21, 2005           13,108               $15.21      $199,378.06
    -------------------------------------------------------------------------
    November 22, 2005           28,760               $15.29      $439,818.87
    -------------------------------------------------------------------------

                                    GAPCO II

    -------------------------------------------------------------------------
              DATE         SHARES SOLD      PRICE PER SHARE         PROCEEDS
    -------------------------------------------------------------------------
    November 21, 2005           13,176               $15.21      $200,412.37
    -------------------------------------------------------------------------
    November 22, 2005           28,909               $15.29      $442,097.49
    -------------------------------------------------------------------------

                                       KG

    -------------------------------------------------------------------------
              DATE         SHARES SOLD      PRICE PER SHARE         PROCEEDS
    -------------------------------------------------------------------------
    November 21, 2005              282               $15.21        $4,289.34
    -------------------------------------------------------------------------
    November 22, 2005              619               $15.29        $9,466.20
    -------------------------------------------------------------------------


(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) On November 22, 2005, the Reporting Persons ceased to beneficially own more than five percent of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Unchanged

683715106                                                         Page  11 of 11
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.


           Exhibit 1: Power of Attorney dated January 4, 2005 appointing Thomas J. Murphy Attorney-in-Fact for GA.

           Exhibit 2: Power of Attorney dated January 4, 2005 appointing Thomas J. Murphy Attorney-in-Fact for GAPCO II.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 23, 2005

                                 GENERAL ATLANTIC LLC


                                 By:  /s/ Thomas J. Murphy
                                      ------------------------------------------
                                      Name:   Thomas J. Murphy
                                      Title:  Attorney-in-Fact


                                 GAP (BERMUDA) LIMITED


                                 By:  /s/ Matthew Nimetz
                                      ------------------------------------------
                                      Name:   Matthew Nimetz
                                      Title:  Vice President


                                 GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

                                 By:  GAP (Bermuda) Limited, its general partner


                                 By:  /s/ Matthew Nimetz
                                      ------------------------------------------
                                      Name:   Matthew Nimetz
                                      Title:  Vice President


                                 GAPSTAR, LLC

                                 By:  General Atlantic LLC, its sole member


                                 By:  /s/ Thomas J. Murphy
                                      ------------------------------------------
                                      Name:   Thomas J. Murphy
                                      Title:  Attorney-in-Fact


                                 GAP COINVESTMENT PARTNERS II, L.P.


                                 By:  /s/ Thomas J. Murphy
                                      ------------------------------------------
                                      Name:   Thomas J. Murphy
                                      Title:  Attorney-in-Fact


                                 GAPCO GMBH & CO. KG

                                 By:  GAPCO Management GmbH, its general partner


                                 By:  /s/ Matthew Nimetz
                                      ------------------------------------------
                                      Name:   Matthew Nimetz
                                      Title:  Managing Director


                                 GAPCO MANAGEMENT GMBH


                                 By:  /s/ Matthew Nimetz
                                      ------------------------------------------
                                      Name:  Matthew Nimetz
                                      Title:  Managing Director